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                                                                     EXHIBIT (C)

                                                               December 30, 2003

The Special Committee
Gundle/SLT Environmental, Inc.

Gentlemen:

         You have requested our opinion as to the fairness, from a financial point of view (the "Fairness Opinion"), of the consideration to be paid to the common shareholders of Gundle/SLT Environmental, Inc., a Texas corporation (hereinafter referred to as "GSE" or the "Company"), in a reverse triangular merger by and between GSE, Parent (as defined below) and Merger Sub (as defined below) (the "Transaction"). The following is a brief description of the structure of the Transaction:

         Code Hennessy & Simmons LLC ("CHS") will form GEO Holdings Corp., a Delaware corporation ("Parent"). After the formation of Parent, Parent will form GEO Sub Corp., a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub"). GSE, Parent, and Merger Sub will enter into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Merger Sub will merge with and into GSE, with GSE as the surviving corporation. In connection with the Transaction, each share of common stock then issued and outstanding (excluding any shares held by Parent or Merger Sub, any shares held in the treasury, and any shares to be rolled-over by management) shall be converted into the right to receive $18.50 in cash.

         In arriving at our opinion, we have (i) performed such due diligence as we deem appropriate; (ii) reviewed and analyzed the Merger Agreement, (iii) held discussions with certain senior officers, directors, and other representatives and advisors of GSE concerning the business, operations, and prospects of the Company; (iv) examined certain business and financial information relating to the Company which was provided by the management of the Company, including the Company's historical and projected earnings, capitalization, and financial condition; (v) analyzed certain financial, stock market, and other publicly available information relating to the business of other companies with operations that are considered generally comparable to the Company; (vi) considered, to the extent publicly available, the financial terms of certain other mergers and acquisitions which were generally comparable to the transaction and otherwise relevant to our inquiry; (vii) held discussions with certain potential partners and prospective purchasers; and (viii) considered such other financial, economic, and market criteria and conducted such other analyses and examinations as we deemed necessary to arrive at our opinion.

         In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information publicly available or furnished to or otherwise discussed with us. With respect to

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Letter to The Board of Directors
Gundle/SLT Environmental, Inc.
December 30, 2003
Page 2

financial forecasts and other information provided to or otherwise discussed with us, we have assumed, with your consent, that such forecasts and other information were reasonably prepared on a basis reflecting the best currently available estimates and judgments as to the expected future financial performance of GSE. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company. We were not requested to address, nor does our opinion address, GSE's underlying business decision to pursue the Transaction. We have not been asked to consider, and our opinion does not address, the relative merits of the transaction as compared to any alternative business strategies. Our opinion is necessarily based upon financial, stock market, economic, and other conditions and circumstances disclosed to us and as are existing and can be evaluated by us as of the date hereof. We have further assumed that the Transaction will be consummated in accordance with the terms set forth in the Merger Agreement.

         Harris Williams Advisors, Inc. has acted as financial advisor to the Company in connection with the Transaction and additionally has been paid a fee for this Fairness Opinion. Additionally, GSE has agreed to reimburse Harris Williams Advisors, Inc. for any out-of-pocket expenses associated with analyzing the Transaction and delivering the Fairness Opinion.

         Our opinion expressed herein is intended and provided only for the use of the Special Committee of GSE in its evaluation of the Transaction. Our opinion is not intended to be and does not constitute a recommendation to the Special Committee of GSE or any shareholder of GSE as to how to vote with respect to the Merger Agreement. Our opinion may not be published or otherwise used or referred to, nor shall any public reference to Harris Williams Advisors, Inc. be made, in whole or in part, without our prior written consent. We hereby consent, however, to the inclusion of this opinion as an exhibit to any proxy statement or registration statement distributed by the Special Committee or GSE in connection with the Transaction.

         Based upon and subject to the foregoing and based upon such other matters as we consider relevant, our experience as investment bankers, and our work as described above, we are of the opinion that, as of the date hereof, the per share consideration of $18.50 is fair, from a financial point of view, to the shareholders of GSE.

Sincerely,

/s/ Harris Williams Advisors, Inc.

HARRIS WILLIAMS ADVISORS, INC.